December 16, 2024

Sze Ho Chan
Chief Executive Officer
Garden Stage Limited
30th Floor, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong

       Re: Garden Stage Limited
           Registration Statement on Form F-3
           Filed December 5, 2024
           File No. 333-283618
Dear Sze Ho Chan:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Cover Page

1. Please revise to specify that the PRC regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations or a material change in the value of your securities, including that such event could cause the value of your securities to significantly decline or become worthless.
       Also revise to include a specific cross-reference to the detailed discussion of risks facing the company and the offering as a result of your corporate structure.
2. Please revise to clarify that the legal and operational risks associated with having operations in mainland China also apply to the company. Include a discussion of how
       recent statements and regulatory actions by China   s government, such
as those related
       to data security or anti-monopoly concerns have or may impact your ability to conduct
 December 16, 2024
Page 2

       your business, accept foreign investments or list on a U.S. or other foreign exchange. In addition, please revise your risk factors to clarify that the legal and operational risk associated with having operations in mainland China apply to the company.
3. Please revise to clarify here how it was determined that the company is not subject to the Trial Administrative Measures. If you are relying on the opinion of counsel for this determination, revise to identify counsel and to include counsel's consent as an exhibit to the registration statement and state clearly what could happen if the
       company   s conclusion is incorrect.
4.     Please revise to update your disclosure on the Accelerating Holding
Foreign
       Companies Accountable Act to clarify that the HFCAA has been amended and the number of non-inspection years has been decreased to two years thereby reducing the time before your securities may be prohibited from trading or may be delisted if the
       PCAOB determines that it cannot inspect or investigate completely your auditor.
5. You state that under Hong Kong law, operating subsidiaries are permitted to provide funding to Garden Stage through dividend distributions and that cash proceeds raised from financings conducted outside Hong Kong may be transferred by Garden Stage to the operating subsidiaries through capital contribution or shareholder loans. Please revise to state that there is no assurance that the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets. Provide corresponding disclosures in the prospectus summary section titled
       "Transfers of Cash to and from Our Subsidiaries" on page 10.
Prospectus Summary
Regulatory Development in the PRC, page 9

6. Refer to your statements in the last two paragraphs on page 9 indicating that your disclosures here are pursuant to the advise of PRC counsel. Please revise to name counsel and to include counsel's consent as an exhibit to the registration statement.
Risk Factors, page 13

7. Refer to your disclosure in the section titled Enforceability of Civil Liabilities on page
       37. Please revise to include a separately captioned risk factor to detail these risks for investors on the enforceability of civil liabilities. Please also address the risks related to an investor's ability to bring an original action in a Hong Kong court to enforce liabilities against directors and officers based on the U.S. federal securities laws. If your disclosure on enforceability of civil liabilities is based on an opinion of counsel, name such counsel in the registration statement and include counsel's consent. Please make corresponding additions in your Enforceability of Civil Liabilities section.
8. Refer to the first risk factor on page 1 of your annual report on Form 20-F for the fiscal year ended March 31, 2024 on the risks related to doing business in Hong Kong, including that the PRC government may exercise significant direct oversight and discretion over the conduct of your business and may intervene or influence your operations, that your operating subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China and that changes in the policies, regulations, rules, and the enforcement of laws of the PRC may occur quickly with little advance notice and
 December 16, 2024
Page 3

       your assertions and beliefs of the risk imposed by the PRC legal and regulatory system are uncertain. Please revise your registration statement to include this risk factor omitting the statement that the "laws and regulations of Mainland China do not currently have any material impact on our business, financial condition and results of operation." Please also cross reference this risk factor on your cover page where you discuss the legal and operational risks of having operations in mainland China and to your operations in Hong Kong,
Part II
Exhibits, page II-1

9. We note that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of
       1939 to designate a trustee on a delayed basis. Please revise your registration statement to include the Trust Indenture Act undertaking required by
Item 512(j) of
       Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jessica Livingston at 202-551-3448 or Sonia Bednarowski at 202-551-
3666 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   William S. Rosenstadt